UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

22 June 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo PLC – Revised date for Fiscal 2020 preliminary results
Dated 22 June 2020

22 June 2020

Notice of revised date for Fiscal 2020 preliminary results

Diageo announces a revised date for the publication of its preliminary results for the year ended 30 June 2020. The results will now be published on 4 August 2020, five days later than the previously planned date of 30 July 2020. This follows recent guidance from the Financial Conduct Authority on corporate reporting timetables in light of Covid-19, and will allow Diageo and its auditors, PwC, sufficient time to complete the process of preparing and reviewing the results, given the practical challenges of remote working.

Diageo will hold a conference call for investors and analysts on the morning of 4 August 2020, details of which will be circulated ahead of the event.

This will also result in a revised date for the publication of Diageo's Annual Report 2020, which will now be on 7 August 2020, two days later than originally planned.

For further information please contact:

Investor relations:
Vinod Rao	+44 (0) 7834 805 733
Andy Ryan	+44 (0) 7803 854 842
Lucinda Baker	+44 (0) 7974 375 550

Media relations:
Dominic Redfearn	+44 (0) 7971 977 759
Jessica Rouleau	+44 (0) 7925 642 561
press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).
Celebrating life, every day, everywhere

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements.  These statements can be identified by the fact that they do not relate only to historical or current facts.  In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on page 49 of Diageo's interim results for the six months ended 31 December 2019 published on 30 January 2020.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 22 June 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary